EXHIBIT 11

CURAGEN CORPORATION AND SUBSIDIARY
COMPUTATION OF NET LOSS PER SHARE
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2000	1999	2000	1999
Net loss before income taxes and minority interest	$ (7,274,807)	$ (5,147,393)	$(18,927,158)	$(18,279,463)
Income tax benefit	270,000	—	620,000	—
Minority interest	(46,235)	—	(64,470)	—

Net loss	$ (7,051,042)	$ (5,147,393)	$(18,371,628)	$(18,279,463)

Basic and diluted net loss per share	$ (0.18)	$ (0.18)	$ (0.49)	$ (0.67)

Weighted average number of shares used in computing basic and diluted net loss per share	38,743,862	27,996,724	37,749,099	27,229,670